Form 40-F
period 2015-06-30
DHX Media Ltd.
filed 2015-09-28
CIK 1490186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015	Commission File Number 001-37408

DHX Media Ltd.

(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7829
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

1478 Queen Street

Halifax, Nova Scotia, B3J 2H7, Canada

(902) 423-0260
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue

13th Floor

New York, NY 10011

(212) 590-9070
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Variable Voting Shares (no par value)	Name of each exchange on which registered The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At June 30, 2015, the Registrant had outstanding 40,099,873 Variable Voting Shares, without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted or posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐ NO ☐

EXPLANATORY NOTE

DHX Media Ltd. (the “Registrant”) is a Canadian corporation eligible to file its Annual Report pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management Discussion and Analysis” on page 2 of the Management Discussion and Analysis for the fiscal year ended June 30, 2015 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward Looking Statements” on pages 2-3 of the Annual Information Form for the fiscal year ended June 30, 2015 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. As a result, the Registrant’s consolidated financial statements may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2015, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = CDN$1.2474.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended June 30, 2015 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended June 30, 2015, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission (the “Commission”) for newly public companies.

Attestation Report of Independent Auditor

This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2015, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Elizabeth Beale, David Colville, Sir Judson Graham Day and Donald Wright.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The NASDAQ Stock Market LLC (“NASDAQ”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chairman of the Audit Committee, Donald Wright, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The Commission has indicated that the designation of Donald Wright as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Marketplace Rule 5610. The Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at www.dhxmedia.com under the Investors tab and under the Governance Documents tab.

No substantive amendments to the Code were adopted during the year ended June 30, 2015. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended June 30, 2015.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since its formation on February 12, 2004. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended June 30, 2015 and June 30, 2014 are detailed below (stated in Canadian dollars):

	Fiscal 2015	Fiscal 2014
Audit Fees	$1,575,000	$1,166,000
Audit-Related Fees	$359,176	$42,600
Tax Fees	$158,731	$455,600
All Other Fees	$-	$-
Total Fees	$2,092,907	$1,664,200

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2014 – $594,000 and 2015 – $759,000, reviews of the Registrant’s consolidated interim financial statements (2014 – $97,575 and 2015 – $220,000), and prospectus filings, business acquisition and stat audits (2014 - $474,425 and 2015 - $596,000).

Audit-Related Fees

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2014 – $7,600 and 2015 – $83,322) and bank reporting (2014 – $35,000 and 2015 – $275,854).

Tax Fees

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2014 – $95,000 and 2015 – $108,301), tax advice and tax planning (2014 – $225,900 and 2015 – $50,430) and due diligence (2014 – $134,700 and 2015 – Nil).

All Other Fees

There were no other fees paid with respect to fiscal 2015 and 2014.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.

For the fiscal year ended June 30, 2015, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2015, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2015, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank indebtedness(1)	$-	$-	-	-	-
Capital lease for equipment(2)	$3,748	$1,460	$2,052	$236	-
Other liability(3)	$17,313	$2,473	$4,946	$4,946	$4,948
Long-term debt payments (principal and interest)(4)	$369,009	$27,047	$52,597	$99,718	189,647
Operating leases(5)	$46,407	$6,337	$10,705	$7,699	$21,666
Total Contractual Obligations(6)	$436,477	$37,317	$70,300	$112,599	$216,261

(1)	Revolving facility with a maximum amount of $30.0 million bearing implied interest based on Bankers Acceptances (as defined in the Registrant’s Amended and Restated Senior Secured Credit Agreement dated March 14, 2014 among the Registrant, as borrower, and the lenders party thereto), as amended, at 5.04%.

(2)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from September 2015 to February 2019. Principal balances are included in Note 11 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2015 (a copy of which is filed herewith as Exhibit 99.2).

(3)	Other liability includes tangible benefit obligation per DHX Television acquisition. See Note 5(iii) to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2015 for details (a copy of which is filed herewith as Exhibit 99.2).

(4)	See Note 11(c) to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2015 for details (a copy of which is filed herewith as Exhibit 99.2).

(5)	Pursuant to operating leases. See Note 19 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2015 for details (a copy of which is filed herewith as Exhibit 99.2).
(6)	In addition to the totals above, as of June 30, 2015, the Registrant had interim production financing owing in the amount of $67,743. See Note 11(b) to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2015 for details (a copy of which is filed herewith as Exhibit 99.2).

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and its variable voting shares are listed on NASDAQ.

NASDAQ Marketplace Rule (“Rule”) 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5620(c) (shareholder quorum) and Rule 5635 (shareholder approval) but instead follows its home country practices, as described below.

Shareholder Meeting Quorum Requirements: Rule 5620(c) requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding shares of a company’s common voting stock. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. The Registrant follows applicable Canadian laws with respect to quorum requirements. The Registrant’s quorum requirement for a meeting of shareholders is set forth in the Registrant’s by-laws, and requires not less than two shareholders holding or representing by proxy not less than 25% of the issued and outstanding shares which carry voting rights at the meeting.

Shareholder Approval: The Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances. In lieu of following Rule 5635, the Registrant follows the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on May 28, 2015, with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any further change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents

99.1	Annual Information Form of the Registrant for the year ended June 30, 2015

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2015 together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2015

Certifications

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX MEDIA LTD.

By:	/s/ Dana Sean Landry
Name: Dana Sean Landry
Title: Chief Executive Officer

By:	/s/ Keith Benjamin Abriel
Name: Keith Benjamin Abriel
Title: Chief Financial Officer

Date: September 28, 2015