Form 40-F
period 2016-06-30
DHX Media Ltd.
filed 2016-09-28
CIK 1490186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016	Commission File Number 001-37408

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

At June 30, 2016, the Registrant had outstanding 29,060,022 Variable Voting Shares, without par value.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management Discussion and Analysis” on page 2 of the Management Discussion and Analysis for the fiscal year ended June 30, 2016 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward Looking Statements” on pages 2-3 of the Annual Information Form for the fiscal year ended June 30, 2016 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2016, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = CDN$1.2917.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended June 30, 2016 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended June 30, 2016, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Certifications

The required certifications are included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the design and operation of the Registrant’s disclosure controls and procedures are effective to ensure that (i) information required to be disclosed in reports that the Registrant files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and (ii) is accumulated and communicated to management, including the Registrant’s principal executive officer (the “CEO”) and principal financial officer (the “CFO”), to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant’s CEO and CFO believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Registrant’s internal control over financial reporting, the Registrant’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of June 30, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management believes that, as of June 30, 2016, the Registrant’s internal control over financial reporting was effective based on those criteria.  See “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended June 30, 2016, included as Exhibit 99.3 to this annual report on Form 40-F.

Attestation Report of Independent Auditor

This Annual Report on Form 40-F does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the U.S. Securities and Exchange Commission (the “Commission”) for newly public companies.

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

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2016, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

The Registrant has adopted a written code of ethics for its directors, officers and employees entitled “Code of Business Conduct and Ethics” (the “Code”) that complies with Section 406 of the Sarbanes-Oxley Act of 2002 and with NASDAQ Listing Rule 5610. The Code includes, among other things, written standards for the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, which are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is posted on the Registrant’s website at www.dhxmedia.com under the Investors tab and under the Governance Documents tab.

No substantive amendments to the Code were adopted during the year ended June 30, 2016. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended June 30, 2016.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since its formation on February 12, 2004. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended June 30, 2016 and June 30, 2015 are detailed below (stated in Canadian dollars):

	Fiscal 2016	Fiscal 2015
Audit Fees	$1,863,600	$1,575,000
Audit-Related Fees	$84,020	$359,176
Tax Fees	$231,450	$158,731
All Other Fees	$-	$-
Total Fees	$2,179,070	$2,092,907

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2015 – $759,000 and 2016 – $1,108,000, reviews of the Registrant’s consolidated interim financial statements (2015 – $220,000 and 2016 – $150,000), and prospectus filings, business acquisition, translation and stat audits (2015 - $596,000 and 2016 – $605,600).

Audit-Related Fees

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2015 – $83,322 and 2016 – $74,020) and due diligence and bank reporting (2015 – $275,854 and 2016 – $10,000).

Tax Fees

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2015 – $108,301 and 2016 – $117,475), tax advice and tax planning (2015 – $50,430 and 2016 – $58,575) and due diligence (2015 – Nil and 2016 – $55,400).

All Other Fees

There were no other fees paid with respect to fiscal 2016 and 2015.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.

For the fiscal year ended June 30, 2016, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2016, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2016, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Capital lease for equipment (principal and interest)(1)	$4,795	$2,672	$1,966	$157	-
Other liabilities (not discounted)(2)	$17,644	-	$12,697	$4,947	-
Long-term debt payments (principal and interest)(3)	$373,007	$25,213	$49,301	$67,880	$230,613
Operating leases(4)	$53,935	$7,486	$13,567	$9,143	$23,739
Total Contractual Obligations(5)	$449,381	$35,371	$77,531	$82,127	$254,352

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from July 2016 to February 2019. Principal balances are included in Note 11 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2016 (a copy of which is filed herewith as Exhibit 99.2).

(2)	Other liabilities include the tangible benefit obligation per DHX Television acquisition and other contractual liabilities and excludes an amount of $9.58 million included in accounts payable and accrued liabilities.

(3)	See Note 11(c) to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2016 for details (a copy of which is filed herewith as Exhibit 99.2).

(4)	Pursuant to operating leases. See Note 18 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2016 for details (a copy of which is filed herewith as Exhibit 99.2).

(5)	In addition to the totals above, the Registrant has interim production financing owing in the amount of $92.00 million. See Note 11(b) to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2016 for details (a copy of which is filed herewith as Exhibit 99.2). The Registrant has also entered into various contracts to buy broadcast rights with future commitments totaling $15.10 million.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its variable voting shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at www.dhxmedia.com under “Investors/Governance/NASDAQ Corporate Governance”.

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents

99.1	Annual Information Form of the Registrant for the year ended June 30, 2016

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2016 together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2016

Certifications

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

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

Date: September 28, 2016

-9-