Form 40-F/A
period 2016-06-30
DHX Media Ltd.
filed 2017-03-15
CIK 1490186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

YES ☐ NO ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) amends the Annual Report on Form 40-F of DHX Media Ltd. (the “Company”) for the fiscal year ended June 30, 2016, filed with the Securities and Exchange Commission (“SEC”) on September 28, 2016 (the “Original Form 40-F”), solely for the purpose of (i) filing revised principal executive officer and principal financial officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, in conformity with Form 40-F, to correct certain minor omissions from the certifications filed with the Original Form 40-F, and (ii) filing currently dated principal executive officer and principal financial officer certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, no changes have been made to the Original Form 40-F and this Amendment No. 1 does not modify, amend, or update in any way the financial or other information set forth in the Original Form 40-F, other than as noted above. This Amendment No. 1 does not reflect any events that have occurred subsequent to June 30, 2016, the fiscal year end of the Company, except as noted in the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents

99.1*	Annual Information Form of the Registrant for the year ended June 30, 2016

99.2*	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2016 together with the Auditors’ Report thereon

99.3*	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2016

Certifications

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents

99.8*	Consent of PricewaterhouseCoopers LLP

* Previously Filed.

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

Date: March 15, 2017