Form 40-F
period 2017-06-30
DHX Media Ltd.
filed 2017-09-27
CIK 1490186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017	Commission File Number 001-37408

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

At June 30, 2017, the Registrant had outstanding 30,240,261 Variable Voting Shares, without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ☐ NO ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐ NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management Discussion and Analysis” on pages 2-3 of the Management Discussion and Analysis for the fiscal year ended June 30, 2017 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward Looking Statements” on pages 3-4 of the Annual Information Form for the fiscal year ended June 30, 2017 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2017, based upon the Bank of Canada noon exchange rate, was U.S.$1.00 = CDN$1.2977.

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

PRINCIPAL DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended June 30, 2017 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended June 30, 2017, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.

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

Management has excluded the acquisition of the entertainment division of Iconix Brands Group, Inc., which closed on June 30, 2017, from its assessment of internal control over financial reporting as of June 30, 2017. The total assets and total revenues of the acquisition of $563.32 million (rounded to the nearest ten thousand) and $0 represents 31% and 0%, respectively, of the related consolidated financial statement amounts as at and for the year ended June 30, 2017.

Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of June 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of June 30, 2017, based on those criteria.  Also see “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended June 30, 2017, included as Exhibit 99.3 to this Annual Report on Form 40-F.

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

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Elizabeth Beale, David Colville and Donald Wright.

The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The NASDAQ Stock Market LLC (“NASDAQ”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that the Chairman of the Audit Committee, Donald Wright, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Donald Wright as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

No substantive amendments to the Code were adopted during the year ended June 30, 2017. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended June 30, 2017.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since its formation on February 12, 2004. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended June 30, 2017 and June 30, 2016 are detailed below (stated in Canadian dollars):

	Fiscal 2017	Fiscal 2016
Audit Fees	$1,729,000	$1,863,600
Audit-Related Fees	$76,450	$84,020
Tax Fees	$164,471	$231,450
All Other Fees	$-	$-
Total Fees	$1,969,921	$2,179,070

The nature of each category of fees is as follows:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements (2016 – $1,108,000 and 2017 – $1,545,000), reviews of the Registrant’s consolidated interim financial statements (2016 – $150,000 and 2017 – $150,000), and prospectus filings, business acquisition, translation and stat audits (2016 – $605,600 and 2017 – $34,000).

Audit-Related Fees

Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting, and includes production cost audits (2016 – $74,020 and 2017 – $66,450) and due diligence and bank reporting (2016 – $10,000 and 2017 – $10,000).

Tax Fees

Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2016 – $117,475 and 2017 – $131,905), tax advice and tax planning (2016 – $58,575 and 2017 – $6,050) and due diligence (2016 – $55,400 and 2017 – $26,516).

All Other Fees

There were no other fees paid with respect to fiscal 2017 and 2016.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.

For the fiscal year ended June 30, 2017, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2017, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of June 30, 2017, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations(5)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Capital lease for equipment (principal and interest)(1)	$8,965	$3,790	$3,629	$1,546	-
Other liabilities (not discounted)(2)	$12,568	-	$10,095	$2,473	-
Long-term debt payments (principal and interest)(3)(6)	$1,269,686	$272,165	$92,065	$90,560	$814,896
Operating leases(4)	$65,053	$9,348	$16,223	$12,844	$26,638
Total Contractual Obligations	$1,356,272	$285,303	$122,012	$107,423	$841,534

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from July 2017 to March 2021. Principal balances are included in Note 12 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2017 (a copy of which is filed herewith as Exhibit 99.2).

(2)	Other liabilities include the tangible benefit obligation, other contractual liabilities, excluding the current portion which is included in accounts payable and accrued liabilities and excluding deferred lease inducements.

(3)	See Note 12 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2017 for details (a copy of which is filed herewith as Exhibit 99.2).

(4)	Pursuant to operating leases. See Note 19 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2017 for details (a copy of which is filed herewith as Exhibit 99.2).

(5)	In addition to the totals above, the Registrant has interim production financing owing in the amount of $101.22 million. See Note 12 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2017 for details (a copy of which is filed herewith as Exhibit 99.2). The Registrant has also entered into various contracts to buy broadcast rights with future commitments totaling $27.5 million.

(6)	On July 11, 2017, cash held in trust of $239,877 was used to settle principal of $225,000, accrued interest of $1,413, and early redemption penalties of $13,464.

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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

Principal Documents

99.1	Annual Information Form of the Registrant for the year ended June 30, 2017

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2017 together with the Auditors’ Report thereon

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2017

Certifications

99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934

99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

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

Date: September 27, 2017