Form 40-F
period 2018-06-30
DHX Media Ltd.
filed 2018-09-25
CIK 1490186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018	Commission File Number 001-37408

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Variable Voting Shares (no par value) Common Voting Shares (no par value)	Name of each exchange on which registered The NASDAQ Stock Market LLC

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

At June 30, 2018, the Registrant had outstanding 34,783,382 Variable Voting Shares, without par value, and 99,510,508 Common Voting Shares, without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐ NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

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
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management Discussion and Analysis” on pages 2-3 of the Management Discussion and Analysis for the fiscal year ended June 30, 2018 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward Looking Statements” on pages 3-4 of the Annual Information Form for the fiscal year ended June 30, 2018 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.
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
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 29, 2018, based upon the Bank of Canada published daily average exchange rate, was U.S.$1.00 = CDN$1.3168.
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.
PRINCIPAL DOCUMENTS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended June 30, 2018 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.
Audited Annual Financial Statements

The audited consolidated financial statements of the Registrant for the fiscal year ended June 30, 2018, including the Independent Auditor’s Report with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended June 30, 2018 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of June 30, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of June 30, 2018, based on those criteria.  Also see “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended June 30, 2018, included as Exhibit 99.3 to this Annual Report on Form 40-F.
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
Changes in Internal Control over Financial Reporting
During the year ended June 30, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Elizabeth Beale, David Colville, Alan Hibben and Donald Wright.
The Board of Directors of the Registrant has determined that all members of the Audit Committee are “independent,” as such term is defined under the rules of The NASDAQ Stock Market LLC (“NASDAQ”). Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.
Audit Committee Financial Expert
The Board of Directors of the Registrant has determined that the Chair of the Audit Committee, Donald Wright, is an “audit committee financial expert,” as defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation of Donald Wright as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
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
No substantive amendments to the Code were adopted during the year ended June 30, 2018. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended June 30, 2018.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since its formation on February 12, 2004. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended June 30, 2018 and June 30, 2017 are detailed below (stated in Canadian dollars):

	Fiscal 2018	Fiscal 2017
Audit Fees	$1,635,991	$1,729,000
Audit-Related Fees	$185,346	$76,450
Tax Fees	$170,785	$164,471
All Other Fees	$-	$-
Total Fees	$1,992,122	$1,969,921

The nature of each category of fees is as follows:
Audit Fees
Audit fees were paid for professional services rendered by the auditor for the audit of the Registrant’s annual financial statements (2017 – $1,545,000 and 2018 – $1,250,000), reviews of the Registrant’s consolidated interim financial statements (2017 – $150,000 and 2018 – $150,000), and business acquisition, translation and stat audits (2017 – $34,000 and 2018 – $235,991).
Audit-Related Fees
Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting and includes production cost audits and tax credit letters (2017 – $66,450 and 2018 – $142,296) and due diligence and bank reporting (2017 – $10,000 and 2018 – $43,050).
Tax Fees
Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2017 – $131,905 and 2018 – $134,245), tax advice and tax planning (2017 – $6,050 and 2018 – $26,250) and due diligence (2017 – $26,516 and 2018 – $10,290).
All Other Fees
There were no other fees paid with respect to fiscal 2018 and 2017.
Pre-Approval Policies and Procedures
All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.
For the fiscal year ended June 30, 2018, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
As of June 30, 2018, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists, as of June 30, 2018, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank indebtedness	$16,350	$16,350	-	-	-
Accounts payable and accrued liabilities	$130,545	$130,545	-	-	-
Interim production financing	$93,683	$93,683	-	-	-
Other liabilities	$8,150	-	$8,150	-	-
Senior unsecured convertible debentures	$193,474	$8,225	$16,450	$16,450	$152,349
Term facility	$747,021	$24,197	$47,856	$47,273	$627,695
Operating leases	$60,552	$10,369	$16,496	$12,960	$20,727
Finance lease obligations	$9,435	$4,364	$4,132	$939	-
Total Contractual Obligations	$1,259,210	$287,733	$93,084	$77,622	$800,771

(1)
In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $22.3 million. Contractual payments in the table above include fixed rate interest payments but excludes variable rate interest payments and are not discounted. Other liabilities exclude deferred lease inducements as these do not require any future contractual payments. Mandatory repayment obligations under the credit agreement of the Company, which are described in Note 12 to the Registrant’s Audited Consolidated Financial Statements for the year ended June 30, 2018 (a copy of which is filed herewith as Exhibit 99.2), are also not included in the table above.

INTERACTIVE DATA FILE

The Registrant is submitting as Exhibit 101 to this Annual Report on Form 40-F its Interactive Data File.

MINE SAFETY DISCLOSURE
Not applicable.

CORPORATE GOVERNANCE
The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its variable voting shares and common voting shares are listed on NASDAQ. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the NASDAQ Listing Rules must disclose each NASDAQ corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is disclosed on the Registrant’s website at www.dhxmedia.com under “Investors/Governance/Governance Documents/NASDAQ Corporate Governance”.
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

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
Principal Documents
99.1	Annual Information Form of the Registrant for the year ended June 30, 2018
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2018 together with the Auditors’ Report thereon
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2018
Certifications
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
Consents
99.8	Consent of PricewaterhouseCoopers LLP
XBRL
101	XBRL Documents

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
DHX MEDIA LTD.

By:	/s/ Michael Donovan
Name: Michael Donovan
Title: Chief Executive Officer

By:	/s/ Douglas Lamb
Name: Douglas Lamb
Title: Chief Financial Officer

Date: September 24, 2018