Form 40-F
period 2019-06-30
DHX Media Ltd.
filed 2019-09-23
CIK 1490186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019	Commission File Number 001-37408

DHX Media Ltd.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

7829
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

5657 Spring Garden Road, Suite 505
Halifax, Nova Scotia, B3J 3R4, Canada
(902) 423-0260
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
28 Liberty Street
New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Variable Voting Shares (no par value) Common Voting Shares (no par value)	DHXM	The NASDAQ Stock Market LLC

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

At June 30, 2019, the Registrant had outstanding 134,938,365 Variable Voting Shares and Common Voting Shares, each without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

YES ☒ NO ☐

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
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report on Form 40-F. Please see “Management Discussion and Analysis” on pages 2-3 of the Management Discussion and Analysis for the fiscal year ended June 30, 2019 of the Registrant, attached as Exhibit 99.3 to this Annual Report on Form 40-F, and “Forward Looking Statements” on pages 3-4 of the Annual Information Form for the fiscal year ended June 30, 2019 of the Registrant, attached as Exhibit 99.1 to this Annual Report on Form 40-F.
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
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on June 28, 2019, based upon the Bank of Canada published daily average exchange rate, was U.S.$1.00 = CDN$1.3087.
Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.
PRINCIPAL DOCUMENTS
Annual Information Form
The Registrant’s Annual Information Form for the fiscal year ended June 30, 2019 is filed as Exhibit 99.1 and incorporated by reference in this Annual Report on Form 40-F.

Audited Annual Financial Statements
The audited consolidated financial statements of the Registrant for the fiscal year ended June 30, 2019, including Management’s Responsibility for Financial Reporting and the Report of Independent Registered Public Accounting Firm with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this Annual Report on Form 40-F.
Management’s Discussion and Analysis
The Registrant’s Management’s Discussion and Analysis for the fiscal year ended June 30, 2019 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.
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
Management conducted an evaluation of the effectiveness of the Registrant’s internal control over financial reporting as of June 30, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of June 30, 2019, based on those criteria.  Also see “Disclosure Controls and Procedures and Internal Control over Financial Reporting” in the Management’s Discussion and Analysis for the fiscal year ended June 30, 2019, included as Exhibit 99.3 to this Annual Report on Form 40-F.

Attestation Report of Independent Auditor
In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent registered public accounting firm assess the Registrant’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempted from the requirement to include an auditor attestation report in this Form 40-F for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.
Changes in Internal Control over Financial Reporting
During the year ended June 30, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended June 30, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Elizabeth Beale (Vice Chair), David Colville, Alan Hibben, Steve Landry and Donald Wright (Chair).
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
In September 2018, as part of a comprehensive review of the corporate governance policies of the Registrant, the Board of Directors, upon the recommendation of the Corporate Governance and Nominations Committee, approved an amendment to the Code. The Code was amended to, among other things, (i) expand provisions regarding professionalism; (ii) expand provisions relating to compliance with anti-bribery and anti-corruption laws, (ii) add provisions addressing conflicts of interest and corporate opportunities, (iii) add provisions clarifying appropriate procedures for external communications, including communications with the media and the Registrant’s social media policy; (iv) add provisions regarding commitment to environmental sustainability; (v) add provisions regarding drugs and alcohol use; (vi) add provisions protecting the Registrant’s confidential information from disclosure, use of the Registrant’s trademarks, brand names and other intellectual property; (vii) expand provisions relating to reporting violations of the Code and compliance with investigations; and (viii) make other technical, administrative, and non-substantive amendments to the Registrant’s existing Code.
The amendment of the Code did not relate to or result in any waiver, whether explicit or implicit, of any provision of the existing Code, and no “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended June 30, 2019. We intend to maintain an up to date copy of the Code, as well as any waivers for executive officers or directors, on our website.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP has served as the Registrant’s auditing firm since its formation on February 12, 2004. Aggregate fees billed to the Registrant for professional services rendered by PricewaterhouseCoopers LLP and its affiliates during the fiscal years ended June 30, 2019 and June 30, 2018 are detailed below (stated in Canadian dollars):

	Fiscal 2019	Fiscal 2018
Audit Fees	$1,649,670	$1,635,991
Audit-Related Fees	$47,050	$185,346
Tax Fees	$181,943	$170,785
All Other Fees	$-	$-
Total Fees	$1,878,663	$1,992,122

The nature of each category of fees is as follows:
Audit Fees
Audit fees were paid for professional services rendered by the auditor for the audit of the Registrant’s annual financial statements (2018 - $1,250,000 and 2019 - $1,100,000), reviews of the Registrant’s consolidated interim financial statements (2018 - $150,000 and 2019 - $150,000), and business acquisition, translation and stat audits (2018 - $235,991 and 2019 - $399,670).
Audit-Related Fees
Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting and includes production cost audits and tax credit letters (2018 - $142,296 and 2019 - $47,050) and due diligence and bank reporting (2018 - $43,050 and 2019 - $Nil).
Tax Fees
Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2018 - $134,245 and 2019 - $99,000), tax advice and tax planning (2018 - $26,250 and 2019 - $82,943) and due diligence (2018 - $10,290 and 2019 - $Nil).
All Other Fees
There were no other fees paid with respect to fiscal years ended June 30, 2019 and June 30, 2018.
Pre-Approval Policies and Procedures
All audit and non-audit services performed by the Registrant’s auditor must be pre-approved by the Audit Committee of the Registrant.

For the fiscal year ended June 30, 2019, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the Audit Committee of the Registrant, pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
As of June 30, 2019, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists, as of June 30, 2019, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in thousands of Canadian dollars)
Contractual Obligations(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$103,487	$103,487	-	-	-
Interim production financing	$92,448	$92,448	-	-	-
Other liabilities	$3,283	-	$3,283	-	-
Senior unsecured convertible debentures	$183,198	$8,225	$16,450	$16,450	$142,073
Term facility	$470,656	$19,018	$23,035	$428,603	$-
Operating leases	$40,473	$8,137	$11,925	$9,346	$11,065
Finance lease obligations	$6,589	$3,362	$3,187	$40	-
Total Contractual Obligations	$900,134	$234,677	$57,880	$454,439	$153,138

(1)	In addition to the totals above, the Company has entered into various contracts to buy broadcast rights with future commitments totaling $14.0 million.

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

CONSENT TO SERVICE OF PROCESS
The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on May 28, 2015, as amended by Form F-X/A filed by the Registrant on May 16, 2019, with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.
Any further change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit No.	Title of Exhibit
Principal Documents
99.1	Annual Information Form of the Registrant for the year ended June 30, 2019
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended June 30, 2019 together with the Auditors’ Report thereon
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended June 30, 2019
Certifications
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the United States Securities Exchange Act of 1934
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the United States Sarbanes Oxley Act of 2002
Consents
99.8	Consent of PricewaterhouseCoopers LLP
XBRL
101	XBRL Documents

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.
DHX MEDIA LTD.

By:	/s/ Eric Ellenbogen
Name: Eric Ellenbogen
Title: Chief Executive Officer

By:	/s/ Douglas Lamb
Name: Douglas Lamb
Title: Chief Financial Officer

Date: September 23, 2019